Exhibit 99.1

OBSEVA SA

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Balance Sheets

(in USD ’000)	Notes	September 30, 2017	December 31, 2016
		unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	4	68,358	25,508
Other receivables		683	783
Prepaid expenses and deferred costs	5	1,679	2,415

Total current assets		70,720	28,706
Non-current assets
Furniture, fixtures and equipment		339	121
Intangible assets	6	21,608	16,608
Other long-term assets		190	90

Total non-current assets		22,137	16,819

Total assets		92,857	45,525

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current tax liability		36	—
Other payables and current liabilities		2,662	2,383
Accrued expenses		5,752	4,269

Total current liabilities		8,450	6,652
Non-current liabilities
Post-employment obligations		2,840	2,832

Total non-current liabilities		2,840	2,832
Shareholders’ equity
Share capital		2,265	1,740
Share premium		162,982	71,966
Reserves		5,775	1,934
Accumulated losses		(89,455)	(39,599)

Total shareholders’ equity	7	81,567	36,041

Total liabilities and shareholders’ equity		92,857	45,525

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2017	2016	2017	2016
		unaudited		unaudited
Other operating income		3	7	11	37
OPERATING EXPENSES
Research and development expenses	8	(13,910)	(5,978)	(40,983)	(15,544)
General and administrative expenses		(3,001)	(1,946)	(9,601)	(3,321)

Total operating expenses		(16,911)	(7,924)	(50,584)	(18,865)

OPERATING LOSS		(16,908)	(7,917)	(50,573)	(18,828)

Finance income		(106)	7	754	34
Finance expense		(1)	(36)	(1)	(267)

NET LOSS BEFORE TAX		(17,015)	(7,946)	(49,820)	(19,061)

Income tax benefit / (expense)	9	21	—	(36)	—

NET LOSS FOR THE PERIOD		(16,994)	(7,946)	(49,856)	(19,061)

Net loss per share
Basic	10	(0.59)	(0.37)	(1.78)	(0.89)
Diluted	10	(0.59)	(0.37)	(1.78)	(0.89)
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit and loss

Remeasurements on post-retirement benefit plans		—	—	—	—
Items that may be reclassified to profit or loss
Currency translation differences		—	554	—	1,956

TOTAL OTHER COMPREHENSIVE INCOME		—	554	—	1,956

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(16,994)	(7,392)	(49,856)	(17,105)

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

		Nine-month period ended September 30,
(in USD ’000)	Notes	2017	2016
		unaudited
NET LOSS BEFORE TAX FOR THE PERIOD		(49,820)	(19,061)

Adjustments for:
Depreciation		45	34
Post-employment cost / (benefit)		8	(48)
Share-based payments		6,825	514
Finance (income) / expense, net		(753)	233
Decrease / (increase) in other receivables		100	(160)
Decrease / (increase) in prepaid expenses, deferred costs and other long term-assets		532	(447)
Increase in other payables and current liabilities		258	288
Increase in accrued expenses		1,266	2,058

NET CASH FLOWS USED IN OPERATING ACTIVITIES		(41,539)	(16,589)

Cash used for rental deposits		(96)	—
Payments for plant and equipment		(148)	(38)
Payments for intangible assets	6	(5,000)	—

NET CASH FLOWS USED IN INVESTING ACTIVITIES		(5,244)	(38)

Proceeds from issue of shares		96,779	15
Payments of deferred costs of financing activities		—	(9)
Payment of share issuance costs		(7,899)	(10)
Interest paid		(1)	—
Interest received		—	23

NET CASH FLOWS FROM FINANCING ACTIVITIES	7	88,879	19

Net increase / (decrease) in cash and cash equivalents		42,096	(16,608)

Cash and cash equivalents as at January 1,		25,508	54,275

Effects of exchange rate changes on cash and cash equivalents		754	1,243
Cash and cash equivalents as at September 30,		68,358	38,910

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(in USD ’000)

unaudited	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Total reserves	Accumulated losses	Total
January 1, 2016	1,694	99,597	3,227	(406)	2,821	(39,437)	64,675

Loss for the period	—	—	—	—	—	(19,061)	(19,061)

Other comprehensive income	—	—	—	1,956	1,956	—	1,956

Total comprehensive loss	—	—	—	1,956	1,956	(19,061)	(17,105)

Issuance of non-voting shares	15	504	(504)	—	(504)	—	15
Share issuance costs	—	(10)	—	—	—	—	(10)
Acquisition of a license	26	2,366	(2,366)	—	(2,366)	—	26
Share-based remuneration	—	—	514	—	514	—	514
Offset of accumulated losses with share premium	—	(30,639)	—	—	—	30,639	—

September 30, 2016	1,735	71,818	871	1,550	2,421	(27,859)	48,115

January 1, 2017	1,740	71,966	2,423	(489)	1,934	(39,599)	36,041

Loss for the period	—	—	—	—	—	(49,856)	(49,856)

Other comprehensive loss	—	—	—	—	—	—	—

Total comprehensive loss	—	—	—	—	—	(49,856)	(49,856)

Issuance of shares - IPO	496	96,254	—	—	—	—	96,750
Issuance of shares - equity incentive plan	29	2,984	(2,984)	—	(2,984)	—	29
Share issuance costs	—	(8,222)	—	—	—	—	(8,222)
Share-based remuneration	—	—	6,825	—	6,825	—	6,825

September 30, 2017	2,265	162,982	6,264	(489)	5,775	(89,455)	81,567

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements for the three-month period and nine-month period ended September 30, 2017

(unaudited)

1. General information

ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228 Plan-les-Ouates, Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiaries included in the scope of consolidation (note 2.3).

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of three mid- to late-stage development in-licensed compounds (OBE2109, OBE001 (“nolasiban”) and OBE022) being developed in four indications. The Group has no currently marketed products.

These consolidated interim financial statements are presented in dollars of the United States (USD) and have been prepared on the basis of the accounting principles described in note 2.

These consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors (the “Board of Directors”) on November 9, 2017.

2. Accounting principles and scope of consolidation

2.1 Basis of preparation and accounting principles

These unaudited three-month and nine-month consolidated interim financial statements (the “interim financial statements”) are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”).

As from January 1, 2017, due to a change of the primary economic environment of the Company, the functional currency of ObsEva SA became the USD, which is also the presentation currency of the Group.

Other accounting policies used in the preparation and presentation of these consolidated interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2016 (the “annual financial statements”), which should be read in conjunction with these consolidated interim financial statements as they provide an update of previously reported information.

The Group believes it will be able to meet all of its obligations as they fall due for at least 12 months from September 30, 2017, hence, the unaudited consolidated interim financial statements have been prepared on a going concern basis.

2.2 Use of estimates and assumptions

The preparation of consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the consolidated interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2.3 Scope of consolidation

There was no change to the scope of consolidation during the reporting period and the Company consolidates the financial operations of its two fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd had no operations and no results of operations to report as of September 30, 2017 and 2016.

ObsEva SA

Consolidated Interim Financial Statements

3. Fair value estimation and financial instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.

All financial assets and liabilities, respectively, are held at their amortized cost.

The Group’s financial assets consist of cash and cash equivalents and other receivables which are classified as loans and receivables at amortized costs according to IAS 39. The Group’s financial liabilities consist of other payables and accruals which are classified as other liabilities at amortized cost according to IAS 39.

4. Cash and cash equivalents

(in USD ‘000)	September 30, 2017	December 31, 2016
	unaudited	audited
Bank deposits	68,358	23,292
Interest bearing deposits	—	2,216

Total cash and cash equivalents	68,358	25,508

5. Prepaid expenses and deferred costs

As at September 30, 2017, prepaid expenses and deferred costs only consist of prepaid expenses.

As at December 31, 2016, prepaid expenses and deferred costs include USD 2.1 million of prepayments and USD 0.3 million of costs which were incurred in connection with the Company’s Initial Public Offering (“IPO”) and related issuance of new shares. These costs, which consisted principally of legal fees, were deferred and deducted from equity upon issuance of the new shares.

6. Intangible assets

As at September 30, 2017, the Group holds a number of licenses to develop and commercialize several biopharmaceutical product candidates, the value of which is recorded at USD 21.6 million (December 31, 2016: USD 16.6 million).

On April 25, 2017, the Group announced the initiation of its Phase 3 clinical program for OBE2109 in uterine fibroids and related activation of sites and start of recruitment. This event triggered the recognition and payment of a USD 5.0 million milestone to Kissei Pharmaceutical Co., Ltd. during the second quarter of 2017, that was accounted for as an intangible asset.

7. Shareholders’ equity

On February 23, 2016, the shareholders approved for statutory purposes a resolution to offset the accumulated losses with the share premium balance for an amount of USD 30.6 million. This transaction had no impact on the overall equity position.

In August 2016, the Group’s product candidate known as OBE022 entered into a Phase 1 clinical trial, triggering the obligation of payment to the licensor, Merck Serono, of the 325,000 series A preferred shares due upon occurrence of that event. The 325,000 shares were issued through a capital increase of the Company on September 28, 2016.

On January 30, 2017, the Company completed an IPO and issued 6,450,000 new ordinary shares at a subscription price of USD 15.00 per share and a par value of 1/13 of a Swiss franc per share. The gross proceeds of USD 96.8 million have been recorded in equity net of directly related share issuance costs of USD 8.2 million.

ObsEva SA

Consolidated Interim Financial Statements

As at September 30, 2017, the total outstanding share capital of USD 2.3 million, fully paid, consists of 28,758,099 common shares, excluding 862,980 non-vested shares and 10,183 treasury shares. As at December 31, 2016, the total outstanding share capital of USD 1.7 million consists of 2,215,434 common shares, 8,031,777 series A preferred shares, 11,079,549 series B preferred shares and 611,637 non-voting shares, excluding 1,237,665 non-vested non-voting shares and 5,200 treasury non-voting shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

8. Research and development expenses

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs to the profit and loss accounts.

9. Income tax expense

The Group is subject to income taxes in Switzerland, Ireland and the United States.

The Company is subject in Switzerland to a municipal and cantonal income tax rate of 22.6% and to a federal tax rate of 8.5% on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the three-month periods and nine-month periods ended September 30, 2017 and 2016. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of September 30, 2017 and December 31, 2016.

The Company’s Irish subsidiary has no activity, and, therefore, no income tax expense was recorded in such entity for the three-month periods and nine-month periods ended September 30, 2017 and 2016.

The Company’s U.S. subsidiary is a service organization for the Group and will therefore be subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost plus arrangement with the Group. Because the U.S. subsidiary started operating in January 2017, no income tax expense was recorded in such entity for the three-month or nine-month periods ended September 30, 2016. The profits of the U.S. subsidiary during the three-month and nine-month periods ended September 30, 2017 were subject to a total U.S. income tax rate of 39.3% based on both the U.S. federal and Massachusetts state tax rates.

10. Loss per share

As of September 30, 2017, the Company has one category of shares, which are common shares. As of September 30, 2016, the Company’s shares were comprised of ordinary shares, consisting of both common shares and non-voting shares, and series A and series B preferred shares. The Company’s non-voting shares and series A and series B preferred shares were converted into common shares upon the closing of the IPO on January 25, 2017.

For the three-month period and nine-month period ended September 30, 2016, as the series A and series B preferred shares participated with ordinary shares in the profit or loss on a pro-rata basis, the net loss was allocated to each class pro-rata to their weighted average number of shares outstanding during the period.

ObsEva SA

Consolidated Interim Financial Statements

The basic loss per share is calculated by dividing the loss of the period attributable to the ordinary shares by the weighted average number of ordinary shares (common and non-voting) outstanding during the period as follows:

Three-month period ended September 30, 2017 (unaudited)
Common shares
Net loss attributable to shareholders (in USD ‘000)	(16,994)
Weighted average number of shares outstanding	28,627,148

Basic and diluted loss per share (in USD)	(0.59)

	Three-month period ended September 30, 2016 (unaudited)
	Preferred B shares	Preferred A shares	Common and non-voting shares
Net loss attributable to shareholders (in USD ‘000)	(4,096)	(2,852)	(998)
Weighted average number of shares outstanding	11,079,549	7,713,999	2,700,880

Basic and diluted loss per share (in USD)	(0.37)	(0.37)	(0.37)

Nine-month period ended September 30, 2017
(unaudited)
Common shares
Net loss attributable to shareholders (in USD ‘000)	(49,856)
Weighted average number of shares outstanding	28,047,694

Basic and diluted loss per share (in USD)	(1.78)

	Nine-month period ended September 30, 2016 (unaudited)
	Preferred B shares	Preferred A shares	Common and non-voting shares
Net loss attributable to shareholders (in USD ‘000)	(9,846)	(6,851)	(2,364)
Weighted average number of shares outstanding	11,079,549	7,709,182	2,659,852

Basic and diluted loss per share (in USD)	(0.89)	(0.89)	(0.89)

For the three-month period and nine-month period ended September 30, 2017, 862,980 non-vested shares, 10,183 treasury shares and 693,450 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the three-month period and nine-month period ended September 30, 2016, 409,656 non-vested shares, 85,618 treasury shares and no shares issuable upon the exercise of stock-options were excluded.

11. Segment information

The Group operates in one segment, which is the research and development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend, in large part, on the success of the development phase. The Chief Executive Officer of the Company reviews the consolidated statement of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment.

The Group currently generates no revenue from the sales of therapeutics products.

The Group’s activities are not affected by any significant seasonal effect.

ObsEva SA

Consolidated Interim Financial Statements

The geographical analysis of assets is as follows:

(in USD ‘000)	September 30, 2017	December 31, 2016
	unaudited	audited
Switzerland	92,117	45,525
USA	740	—

Total assets	92,857	45,525

The geographical analysis of operating expenses is as follows:

unaudited (in USD ’000)	Three-month period ended September 30,		Nine-month period ended September 30,
	2017	2016	2017	2016
Switzerland	15,849	7,924	48,179	18,865
USA	1,062	—	2,405	—

Total operating expenses	16,911	7,924	50,584	18,865

12. Events after the reporting period

In October 2017, the Company raised gross proceeds of USD 60 million in a private placement with institutional investors through the issuance of 7,500,000 new ordinary shares at a subscription price of USD 8.00 per share and a par value of 1/13 of a Swiss franc per share. After the placement, the Company has 37,131,262 common shares outstanding.

There were no other material events after the balance sheet date.